

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Min Jiang
Chief Executive Officer
SIPP International Industries, Inc.
69 Waterfall Blvd, The Ponds
Sydney, NSW 2769, Australia

> **Re: SIPP International Industries, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed November 21, 2023**
> **File No. 333-271830**

Dear Min Jiang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1 filed November 21, 2023

General

1.   Please ensure that the disclosure throughout your filing is consistent. For example, we note the disclosure on the cover page about "ordinary shares" and the disclosure on the cover page and on page 7 that "this offering is contingent upon receipt of approval from the CSRC now" is not consistent with the disclosure elsewhere in your filing, including that you are not required to obtain CSRC approval prior to this offering.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew McMurdo